Exhibit 99.19

Jonathan Milner issues Open Letter to shareholders of Abcam plc

Urges shareholders to Vote AGAINST the proposed acquisition of Abcam by Danaher Corporation

CAMBRIDGE, England, 28 September 2023 – Dr. Jonathan Milner, the founder and one of the largest investors in Abcam plc (“Abcam” or the “Company”) (NYSE: ABCM) with ownership of 6.15%, today issued an open letter to the Company’s shareholders announcing his “Vote AGAINST” campaign and providing them with the opportunity to send a clear message to the Board that they are dissatisfied with the proposed acquisition of Abcam by Danaher Corporation (NYSE: DHR) or its affiliates (“Danaher”) and Abcam’s governance, execution and cost control.

Find out more and read the full text of the letter at the Focus Abcam website.

The full text of the letter follows:

“Dear Fellow Abcam Shareholders,

Time for change, calling for focus

In late 2022 and early 2023, my concerns as a shareholder in our company grew significantly regarding Abcam’s performance following my departure from the Board in October 2020. Subsequently, I initiated a series of consultations with other owners of the business. By April of this year, my efforts revealed what I believe to be a distressing series of issues, including inadequate governance, lacklustre investor relations, deficient cost controls, and subpar execution.

In light of these well-documented failures, which I have extensively detailed on my website, I found it imperative to take action. I sought to rejoin the Board with the intention of leveraging my experience and expertise to help steer Abcam back to its previous fortunes. Regrettably, my request to rejoin the Board was beset with restrictions that would have limited my ability to contribute meaningfully and would have impeded my fiduciary responsibilities. Consequently, I felt compelled to convene an Extraordinary General Meeting (EGM) where I advocated for the selective replacement of the CFO, Chairman, and Chair of the Remuneration Committee, all of whom I identified as the principal contributors to the Company’s misfortunes. My aim was to rejoin the Company, with the intent of collaborating effectively with the current CEO, Alan Hirzel, as I had done previously.

June – Review of strategic alternatives

In June 2023, the Board made a significant announcement, stating that the Company had initiated a process to explore strategic alternatives for the Company by evaluating a broad range of options to maximise shareholder value, including ‘a potential sale.’ I agreed at the time that the Board should be given the opportunity to conduct this process I hoped that such a process would have started by addressing some of the actions I had spelt out in my June letter to shareholders, but I have also always openly supported a sale of the Company at a full and fair price. Therefore, reluctantly, I decided to withdraw my EGM resolutions to provide the Company with the necessary time and space to conduct the review and identify the best path forward for all shareholders. However, given the historical disregard and lack of consideration for shareholders displayed by the Executive Directors and the Board, I held reservations about the outcome of this review. I made it clear at the time in a public statement that I would review progress in the Autumn and that if it seemed that a full and fair process had not been run, I would reinstate my call for an EGM and hold the Board accountable. I also offered to rejoin the Board in any capacity (subject to a customary non-executive director contract but with no discriminatory restrictions that would prevent me from performing my duties) to bring my experience, expertise, and shareholder perspective to help with the strategic review process. This offer was not acted upon.

August – $24: the wrong price at the wrong time

My concerns were validated on August 28th when the Company disclosed that it had received what I, and other shareholders, consider to be an inadequately low offer of $24 per share from Danaher. I believe that this offer grossly undervalues Abcam, confirming my doubts about the Board’s commitment to securing the best deal for shareholders. This derisory offer highlights the gulf that has developed between the Board and shareholders. I believe the Company’s review of strategic alternatives had only one outcome in mind, namely, a sale of the business to deflect attention away from my call for focus on key metrics, governance and Executive Directors’ performance. I believe the proposals I have outlined for Abcam would provide a far better outcome for shareholders, returning the Company to the position it previously held as a premium-rated life sciences company with a long track record of impeccable execution and an absolute focus on shareholder value.

When I initiated my campaign earlier this year, my focus on fixing Abcam resonated with institutional investors and the share price experienced a notable increase, surging from approximately $15 to around $22, a 47% increase in value. Whilst some of this increase in value can be attributed to the mere action of initiating a review of strategic alternatives, it is my belief that the stock should be trading at these levels if the Company were under the stewardship of competent and disciplined executives and a Board with a clear strategy to further drive shareholder value going forwards.

The Executive Directors have argued that I should have waited for the shareholder circular to be published to understand the details of the negotiation process. I believe a detailed explanation of the negotiation process misses the point and will only serve to incur more costs and waste more time. With the strategic review being launched at a time when the Company’s performance was not optimal and sector multiples depressed, I believe it was highly unlikely to deliver full value for shareholders against that backdrop. Couple this with the swift acceptance of what I believe to be a subpar bid (within a mere two-month timeframe) and excessively favourable financial arrangements for Executive Directors (which I believe presents a significant conflict of interest), all at the expense of shareholders, and you reach what I maintain is the derisory offer of $24 per share that the Board wishes to recommend to you. Put simply, I believe $24 per share is the wrong price at the wrong time for a company that is a globally recognised brand in the life sciences sector.

Next steps – Vote AGAINST and consider my alternative plan for value creation at a forthcoming EGM

I believe that $24 per share is the wrong price at the wrong time for all of the reasons stated above. It seems nonsensical to be rushed into accepting $24 per share now when the deal is not expected to close until June 2024 at the earliest and there is a real opportunity to restore Abcam to a high performing and highly valued business that is recognised for its quality the world over. Like all shareholders, I believe there is a full and fair price to acquire control of Abcam and I shall not stand in the way of such an offer. However, I also maintain that without a strategic premium being paid now is not the right time to sell the business and, under my stewardship, we can turn around Abcam's fortunes.

Vote AGAINST to take the first step in seeing real shareholder value creation. Upon the successful conclusion of the “Vote AGAINST” campaign and the subsequent withdrawal of the proposed deal, my immediate course of action will involve calling for an EGM with the objective of reshaping the Company's Board, including the removal of the current CEO, CFO, and Chairman. I have created a shadow Board for Abcam, composed of highly qualified and independent nominees who share my vision. These individuals bring substantial sector expertise and adhere to top-tier governance practices and would be led by an experienced, industry-proven Chair to provide oversight and ensure accountability for the entire Board, myself included. I would assume the role of full-time CEO and one of my first tasks would be to reach out to the highly talented and dedicated staff at Abcam and provide leadership, focus and empathy with what will have been a long period of uncertainty.

Having served Abcam as CEO from 1999 to 2014 and later as Deputy Chairman from 2015 to 2020, I would bring a depth of insight into the Company and my tenure has consistently demonstrated excellent investor relations and a commitment to delivering shareholder value. Building on this legacy, earlier this year, I rolled out a six-month plan, aimed at elevating Abcam's market position by refocusing on the Group’s core leadership position in antibodies, improving operating and EBITDA margins, boosting free cash flow, and resuming dividend payments. This will include continuing the strategy that I initiated when I was CEO and supported as Deputy Chairman of increasing in-house manufacturing of Abcam’s own high-quality, high-margin products and decreasing reliance on third-party reagents.

Looking ahead, my strategy includes maintaining Abcam's listing on NASDAQ and listing the Company on the Main Market of the London Stock Exchange. To support me with this process, I am pleased to announce that I have appointed Peel Hunt, a leading UK investment bank, as part of my advisory team. With the benefit of hindsight, I believe that leaving the LSE last year was misguided and led to a number of long-term UK shareholders becoming sellers over time. Abcam also benefitted from a scarcity value when listed in London with a broad and deep following of long-standing institutional shareholders. This dual listing approach aims to better cater to UK institutions and would take advantage of recently announced regulatory reforms in the UK, while also prioritising the maintenance of the important NASDAQ listing in the US.

Shareholder value creation will be at the heart of my strategy and I strongly believe in transparency and equality for all shareholders. I encourage shareholders to visit my website for further details of my campaign and to see updates on my plan for Abcam.

I URGE ALL SHAREHOLDERS TO VOTE AGAINST THIS PROPOSED TRANSACTION ON THE PROXY FORM. THIS IS AN OPPORTUNITY FOR SHAREHOLDERS TO SEND A CLEAR MESSAGE TO THE BOARD THAT THEY ARE DISSATISFIED WITH THE PROPOSED ACQUISITION AS WELL AS WITH THE COMPANY’S GOVERNANCE, EXECUTION AND COST CONTROL.

Yours sincerely,

Jonathan Milner”

Jonathan Milner

https://abcamfocus.com/

Investor contact

Alliance Advisors

Alliance Advisors LLC

T: +44 7733 265 198 / focusabcam@allianceadvisors.com

Michael Roper

Peel Hunt LLP

T: +44 (0) 20 7418 8900

Christopher Golden / James Steel

Sohail Akbar / Jock Maxwell Macdonald

International PR advisers

ICR Consilium (Europe)

T: +44 (0)20 3709 5700 / E: focusabcam@consilium-comms.com

Mary-Jane Elliott / Matthew Neal / Davide Salvi

ICR (US)

T: +1 646 677 1811 / E: FocusAbcam@icrinc.com

Dan McDermott

IMPORTANT ADDITIONAL INFORMATION

THIS DOCUMENT HAS BEEN ISSUED BY DR. JONATHAN MILNER ("DR. MILNER").

DR. MILNER IS PUBLISHING A PROXY STATEMENT AND ACCOMPANYING [WHITE] PROXY CARD TO BE USED TO SOLICIT VOTES AGAINST THE PROPOSED ACQUISITION OF ABCAM PLC (THE "COMPANY") BY DANAHER CORPORATION OR ONE OF ITS AFFILIATES AT $24 PER SHARE AT A MEETING OF THE SHAREHOLDERS CONVENED PURSUANT TO THE COMPANIES ACT 2006 (THE “COURT MEETING”).

DR. MILNER STRONGLY ADVISES ALL SHAREHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE MADE AVAILABLE AT NO CHARGE ONLINE ON THE WEBSITE OF THE U.S. SECURITIES AND EXCHANGE COMMISSION AT WWW.SEC.GOV AND ON A WEBSITE HOSTED BY DR. MILNER TO PROVIDE INFORMATION TO SHAREHOLDERS ABOUT THE COURT MEETING AT WWW.ABCAMFOCUS.COM. HOLDERS OF COMPANY SECURITIES ALSO SHOULD RECEIVE COPIES OF THE PROXY STATEMENT AND PROXY CARD BY MAIL, AND COPIES WILL BE PROVIDED AT NO CHARGE UPON REQUEST MADE TO DR. MILNER’S PROXY SOLICITOR, ALLIANCE ADVISORS, , BY EMAIL TO FOCUSABCAM@ALLIANCEADVISORS.COM OR BY PHONE TO 877-777-8211 FROM NORTH AMERICA OR TO 0800-102- 6998 FROM ELSEWHERE.

THIS DOCUMENT IS FOR DISCUSSION AND INFORMATIONAL PURPOSES ONLY. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF DR. MILNER AS OF THE DATE HEREOF. DR. MILNER RESERVES THE RIGHT TO CHANGE ANY OF HIS OPINIONS EXPRESSED HEREIN AT ANY TIME AND FOR ANY REASON AND EXPRESSLY DISCLAIMS ANY OBLIGATION TO CORRECT, UPDATE OR REVISE THE INFORMATION CONTAINED HEREIN OR TO OTHERWISE PROVIDE ANY ADDITIONAL MATERIALS. SUBJECT TO THE FOREGOING, AND AS SET FORTH BELOW, DR. MILNER INTENDS TO MAKE AVAILABLE AT AN APPROPRIATE TIME ADDITIONAL INFORMATION ABOUT THE COURT MEETING INCLUDING HOW TO VOTE AT SUCH MEETING.

DR. MILNER HAS INVESTMENTS IN THE COMPANY WHICH ARE DISCLOSED IN THE PROXY STATEMENT AND OTHER PROXY MATERIALS, AND CONSEQUENTLY HAS A FINANCIAL INTEREST IN THE PROFITABILITY OF HIS POSITIONS IN THE COMPANY. ACCORDINGLY THIS DOCUMENT SHOULD NOT BE REGARDED AS IMPARTIAL. NOTHING IN THIS DOCUMENT SHOULD BE TAKEN AS ANY INDICATION OF DR. MILNER 'S CURRENT OR FUTURE TRADING OR VOTING INTENTIONS AND/OR ACTIVITIES WHICH MAY CHANGE AT ANY TIME.

CERTAIN INFORMATION IN THIS DOCUMENT IS BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO THE COMPANY, INCLUDING PUBLIC FILINGS AND DISCLOSURES MADE BY THE COMPANY AND OTHER SOURCES, AS WELL AS DR. MILNER'S ANALYSIS OF SUCH PUBLICLY AVAILABLE INFORMATION. DR. MILNER HAS RELIED UPON AND ASSUMED, WITHOUT INDEPENDENT VERIFICATION, THE ACCURACY AND COMPLETENESS OF SUCH INFORMATION, AND NO REPRESENTATION OR WARRANTY IS MADE THAT ANY SUCH DATA OR INFORMATION IS COMPLETE OR ACCURATE. DR. MILNER RECOGNISES THAT THERE MAY BE CONFIDENTIAL OR OTHERWISE NON-PUBLIC INFORMATION WITH RESPECT TO THE COMPANY THAT COULD ALTER THE OPINIONS OF DR. MILNER WERE SUCH INFORMATION KNOWN.

NO REPRESENTATION, WARRANTY OR UNDERTAKING, EXPRESS OR IMPLIED, IS GIVEN AND NO RESPONSIBILITY OR LIABILITY OR DUTY OF CARE IS OR WILL BE ACCEPTED BY DR. MILNER CONCERNING: (I) THIS DOCUMENT AND ITS CONTENTS, INCLUDING WHETHER THE INFORMATION AND OPINIONS CONTAINED HEREIN ARE ACCURATE, FAIR, COMPLETE OR CURRENT; (II) THE PROVISION OF ANY FURTHER INFORMATION, WHETHER BY WAY OF UPDATE TO THE INFORMATION AND OPINIONS CONTAINED IN THIS DOCUMENT OR OTHERWISE TO THE RECIPIENT AFTER THE DATE OF THIS DOCUMENT; OR (III) THAT DR. MILNER'S INVESTMENT PROCESSES OR INVESTMENT OBJECTIVES WILL OR ARE LIKELY TO BE ACHIEVED OR SUCCESSFUL OR THAT DR. MILNER'S INVESTMENTS WILL MAKE ANY PROFIT OR WILL NOT SUSTAIN LOSSES. PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS. TO THE FULLEST EXTENT PERMITTED BY LAW, DR. MILNER WILL NOT BE RESPONSIBLE FOR ANY LOSSES, WHETHER DIRECT, INDIRECT OR CONSEQUENTIAL, INCLUDING LOSS OF PROFITS, DAMAGES, COSTS, CLAIMS OR EXPENSES RELATING TO OR ARISING FROM THE RECIPIENT'S OR ANY PERSON'S RELIANCE ON THIS DOCUMENT.

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE INFORMATION AND OPINIONS INCLUDED IN THIS DOCUMENT CONSTITUTE FORWARD-LOOKING STATEMENTS, INCLUDING ESTIMATES AND PROJECTIONS PREPARED WITH RESPECT TO, AMONG OTHER THINGS, THE COMPANY'S ANTICIPATED OPERATING PERFORMANCE, THE VALUE OF THE COMPANY'S SECURITIES, DEBT OR ANY RELATED FINANCIAL INSTRUMENTS THAT ARE BASED UPON OR RELATE TO THE VALUE OF SECURITIES OF THE COMPANY (COLLECTIVELY, "COMPANY SECURITIES"), GENERAL ECONOMIC AND MARKET CONDITIONS AND OTHER FUTURE EVENTS. YOU SHOULD BE AWARE THAT ALL FORWARD-LOOKING STATEMENTS, ESTIMATES AND PROJECTIONS ARE INHERENTLY UNCERTAIN AND SUBJECT TO SIGNIFICANT ECONOMIC, COMPETITIVE, AND OTHER UNCERTAINTIES AND CONTINGENCIES AND HAVE BEEN INCLUDED SOLELY FOR ILLUSTRATIVE PURPOSES. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE INFORMATION CONTAINED HEREIN DUE TO REASONS THAT MAY OR MAY NOT BE FORESEEABLE. THERE CAN BE NO ASSURANCE THAT THE COMPANY SECURITIES WILL TRADE AT THE PRICES THAT MAY BE IMPLIED HEREIN, AND THERE CAN BE NO ASSURANCE THAT ANY ESTIMATE, PROJECTION OR ASSUMPTION HEREIN IS, OR WILL BE PROVEN, CORRECT.

THIS DOCUMENT DOES NOT CONSTITUTE (A) AN OFFER OR INVITATION TO BUY OR SELL, OR A SOLICITATION OF AN OFFER TO BUY OR SELL, ANY SECURITY OR OTHER FINANCIAL INSTRUMENT AND NO LEGAL RELATIONS SHALL BE CREATED BY ITS ISSUE, (B) A "FINANCIAL PROMOTION" FOR THE PURPOSES OF THE FINANCIAL SERVICES AND MARKETS ACT 2000, (C) "INVESTMENT ADVICE" AS DEFINED BY THE FCA HANDBOOK, (D) "INVESTMENT RESEARCH" AS DEFINED BY THE FCA HANDBOOK, OR (E) AN "INVESTMENT RECOMMENDATION" AS DEFINED BY REGULATION (EU) 596/2014 AND BY REGULATION (EU) NO. 596/2014 AS IT FORMS PART OF U.K. DOMESTIC LAW BY VIRTUE OF SECTION 3 OF THE EUROPEAN UNION (WITHDRAWAL) ACT 2018 ("EUWA 2018") INCLUDING AS AMENDED BY REGULATIONS ISSUED UNDER SECTION 8 OF EUWA 2018. THIS DOCUMENT IS NOT (AND MAY NOT BE CONSTRUED TO BE) LEGAL, TAX, INVESTMENT, FINANCIAL OR OTHER ADVICE. EACH RECIPIENT SHOULD CONSULT THEIR OWN LEGAL COUNSEL AND TAX AND FINANCIAL ADVISERS AS TO LEGAL AND OTHER MATTERS CONCERNING THE INFORMATION CONTAINED HEREIN. THIS DOCUMENT DOES NOT PURPORT TO BE ALL-INCLUSIVE OR TO CONTAIN ALL OF THE INFORMATION THAT MAY BE RELEVANT TO AN EVALUATION OF THE COMPANY, COMPANY SECURITIES OR THE MATTERS DESCRIBED HEREIN.

NO AGREEMENT, COMMITMENT, UNDERSTANDING OR OTHER LEGAL RELATIONSHIP EXISTS OR MAY BE DEEMED TO EXIST BETWEEN OR AMONG DR. MILNER AND ANY OTHER PERSON BY VIRTUE OF FURNISHING THIS DOCUMENT. DR. MILNER IS NOT ACTING FOR OR ON BEHALF OF, AND IS NOT PROVIDING ANY ADVICE OR SERVICE TO, ANY RECIPIENT OF THIS DOCUMENT. DR. MILNER IS NOT RESPONSIBLE TO ANY PERSON FOR PROVIDING ADVICE IN RELATION TO THE SUBJECT MATTER OF THIS DOCUMENT. BEFORE DETERMINING ON ANY COURSE OF ACTION, ANY RECIPIENT SHOULD CONSIDER ANY ASSOCIATED RISKS AND CONSEQUENCES AND CONSULT WITH ITS OWN INDEPENDENT ADVISORS AS IT DEEMS NECESSARY.

DR. MILNER HAS NOT SOUGHT OR OBTAINED CONSENT FROM ANY THIRD PARTY TO USE ANY STATEMENTS OR INFORMATION CONTAINED HEREIN. ANY SUCH STATEMENTS OR INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN. ALL TRADEMARKS AND TRADE NAMES USED HEREIN ARE THE EXCLUSIVE PROPERTY OF THEIR RESPECTIVE OWNERS.